PROSPECTUS SUPPLEMENT NO. 1                     FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED FEBRUARY 24, 1999


                           ORBITAL IMAGING CORPORATION


                    150,000 WARRANTS TO PURCHASE COMMON STOCK
                                       AND
                        1,312,746 SHARES OF COMMON STOCK

                           ---------------------------


       This prospectus supplement updates the prospectus dated February 24, 1999 which covers shares of our common stock and warrants to purchase shares of our common stock. The prospectus relates to: (a) the offering for resale from time to time by certain selling security holders of an aggregate of 150,000 warrants to purchase an aggregate of 1,312,746 shares (the "warrant shares") of common stock, par value $.01 per share of Orbital Imaging Corporation ("ORBIMAGE");
(b) the offer for resale from time to time by the selling security holders of the warrant shares; and (c) the offer and sale by ORBIMAGE of the warrant shares upon exercise of the warrants. The selling security holders will receive all of the proceeds from the resale of the warrants or the warrant shares. ORBIMAGE will receive the proceeds of any exercise of the warrants.

QUARTERLY REPORT ON FORM 10-Q

       This prospectus supplement contains our quarterly report on Form 10-Q for the quarter ended September 30, 1999. Our Form 10-Q, which includes our unaudited condensed consolidated financial statements, supplements the information contained in the prospectus.


                           ---------------------------


       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           ---------------------------


          The date of this Prospectus Supplement is November 19, 1999.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10-Q


               QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              FOR THE QUARTER ENDED
                               SEPTEMBER 30, 1999


                           ORBITAL IMAGING CORPORATION


                         (COMMISSION FILE NO. 333-49583)


                DELAWARE                                 54-1660268
        (STATE OF INCORPORATION)                 (IRS IDENTIFICATION NUMBER)

        21700 ATLANTIC BOULEVARD
         DULLES, VIRGINIA 20166                        (703) 406-5000
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)             (TELEPHONE NUMBER)



     Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing
requirements for the past 90 days. X Yes    No
                                  ---    ---

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 25,214,000 shares of common stock outstanding as of November 10, 1999.


================================================================================

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.              FINANCIAL STATEMENTS

                           ORBITAL IMAGING CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  (UNAUDITED; IN THOUSANDS, EXCEPT SHARE DATA)

                                      ASSETS
                                                                                        DECEMBER 31,      SEPTEMBER 30,
                                                                                            1998              1999
                                                                                            ----              ----
Current assets:
      Cash and cash equivalents..................................................        $   25,082        $   21,751
      Available-for-sale securities, at fair value...............................            34,401            35,796
      Restricted held-to-maturity securities, at amortized cost..................            16,724            12,810
      Receivables and other current assets, net..................................             3,199             5,123
                                                                                         ----------        ----------
           Total current assets..................................................            79,406            75,480

Restricted held-to-maturity securities, at amortized cost........................             7,813                 -
Property, plant and equipment, at cost, less accumulated
      depreciation of $7,360 and $9,888, respectively............................            15,956            30,938
Satellites and related rights, at cost, less accumulated
      depreciation and amortization of $22,367 and
      $28,821, respectively......................................................           196,598           239,064
Other assets.....................................................................             8,196            10,610
                                                                                         ----------        ----------

      Total assets...............................................................        $  307,969        $  356,092
                                                                                         ==========        ==========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable and accrued expenses......................................        $   16,879        $    5,919
      Current portion of deferred revenue........................................             8,522             9,530
      Deferred tax liabilities...................................................               580                 -
                                                                                         ----------        ----------
           Total current liabilities.............................................            25,981            15,449

Senior notes.....................................................................           141,620           213,340
Deferred revenue, net of current portion.........................................            23,698            17,425
Deferred tax liabilities.........................................................             3,190               951
Capitalized lease obligation, net of current portion.............................               108                 -
                                                                                         ----------        ----------
      Total liabilities..........................................................           194,597           247,165

Preferred stock subject to repurchase, par value $0.01; 10,000,000 shares authorized; Series A 12% cumulative convertible, 2,000,000 shares authorized, 687,576 and 728,832 shares issued and outstanding, respectively
    (liquidation
    value of $70,133 and $76,527, respectively)..................................            64,954            71,349

Stockholders' equity:
      Common stock, par value $0.01; 75,000,000 shares authorized;
           25,214,000 shares issued and outstanding..............................               252               252
      Additional paid-in-capital.................................................            87,541            87,794
      Accumulated deficit........................................................           (39,375)          (50,468)
                                                                                         ----------        ----------

      Total stockholders' equity.................................................            48,418            37,578
                                                                                         ----------        ----------

      Total......................................................................        $  307,969        $  356,092
                                                                                         ==========        ==========



     See accompanying notes to condensed consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (UNAUDITED; IN THOUSANDS, EXCEPT SHARE DATA)

                                                        THREE MONTHS ENDED SEPTEMBER 30,          NINE MONTHS ENDED SEPTEMBER 30,
                                                        --------------------------------          -------------------------------
                                                              1998             1999                    1998                1999
                                                          -----------        ---------             -----------          ---------

Revenues..................................................$     3,209        $   6,410             $     8,547          $  13,135

Direct expenses...........................................      3,505            5,830                  11,597             14,183
                                                          -----------        ---------             -----------          ---------

Gross profit (loss).......................................       (296)             580                  (3,050)            (1,048)

Selling, general and administrative expenses..............      2,007            3,467                   5,235              8,187
                                                          -----------        ---------             -----------          ---------

Loss from operations......................................     (2,303)          (2,887)                 (8,285)            (9,235)

Interest income (expense), net of interest expense
   of $2,156, $688, $4,157 and $1,686, respectively.......       (149)             580                   1,151              1,718
                                                          ------------       ---------             -----------          ---------

Loss before benefit for income taxes......................     (2,452)          (2,307)                 (7,134)            (7,517)

Benefit for income taxes..................................       (322)            (865)                 (3,492)            (2,819)
                                                          -----------        ---------             -----------          ---------

Net loss..................................................$    (2,130)       $  (1,442)            $    (3,642)         $  (4,698)
                                                          ============       =========             ============         =========

Loss per common share - basic and assuming dilution.......$     (0.16)       $   (0.14)            $     (0.35)         $   (0.44)
Loss available to common stockholders.....................$    (4,076)       $  (3,628)            $    (8,942)         $ (11,093)

Weighted average shares outstanding:
    Basic.................................................25,214,000         25,214,000             25,214,000          25,214,000
    Assuming dilution.....................................42,661,580         44,957,889             40,989,938          44,525,215





     See accompanying notes to condensed consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (UNAUDITED; IN THOUSANDS)

                                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                                                    -------------------------------
                                                                                       1998                1999
                                                                                       ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss..............................................................         $   (3,642)         $   (4,698)
     Adjustments to reconcile net loss to net cash
           provided by (used in) operating activities:
                Depreciation, amortization and other.......................              9,714              10,057
                Deferred tax benefit.......................................             (3,492)             (2,819)
     Changes in assets and liabilities:
                Increase in receivables and other current assets...........               (655)             (1,827)
                (Increase) decrease in other assets........................               (315)                101
                Increase (decrease) in accounts payable and accrued expenses            22,275             (10,960)
                Decrease in deferred revenue...............................             (3,152)             (5,265)
                                                                                    -----------         -----------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...................             20,733             (15,411)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures..................................................            (89,702)            (65,917)
     Purchases of restricted held-to-maturity securities...................            (32,184)             (7,306)
     Purchases of available-for-sale securities............................            (94,968)            (34,020)
     Maturities of restricted held-to-maturity securities..................              7,568              19,691
     Maturities of available-for-sale securities...........................             52,472              25,800
     Sales of available-for-sale securities................................             26,842               5,878
     Payment for business acquisition                                                   (5,000)                  -
                                                                                    -----------         ----------
     NET CASH USED IN INVESTING ACTIVITIES.................................           (134,972)            (55,875)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of long-term obligations...................            136,152              68,062
     Repayment of capitalized lease obligation.............................                  -                (108)
     Net proceeds from issuance of common stock warrants...................              8,690                   -
     Net proceeds from issuance of preferred stock subject to repurchase...             21,274                   -
                                                                                    ----------          ----------
     NET CASH PROVIDED BY FINANCING ACTIVITIES.............................            166,116              67,954
                                                                                    ----------          ----------

INCREASE (DECREASE)  IN CASH AND CASH EQUIVALENTS..........................             51,877              (3,332)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............................             10,883              25,083
                                                                                    ----------          ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................................         $   62,760          $   21,751
                                                                                    ==========          ==========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid............................................................         $    9,009          $    8,735
                                                                                    ==========          ==========

Non-cash item:
  Capitalized compensatory stock options...................................         $        -          $      253
                                                                                    ==========          ==========





     See accompanying notes to condensed consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
            CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  (UNAUDITED; IN THOUSANDS, EXCEPT SHARE DATA)


                                                         COMMON STOCK                 ADDITIONAL
                                                        --------------                PAID-IN           ACCUMULATED
                                                  SHARES             AMOUNT            CAPITAL             DEFICIT        TOTAL
                                                  ------             ------            -------             -------        -----

BALANCE AS OF DECEMBER 31, 1997...........       25,214,000           $ 252            $  75,285         $ (26,532)     $  49,005

     Issuance of common stock warrants....                -               -                8,690                 -          8,690
     Preferred stock dividends paid in
      shares..............................                -               -                    -            (2,847)        (2,847)
     Accrual of preferred stock dividends.                -               -                    -            (3,243)        (3,243)
     Net loss.............................                -               -                    -            (3,642)        (3,642)
                                                -----------           -----            ---------         ---------      ---------

BALANCE AS OF SEPTEMBER 30, 1998..........       25,214,000           $ 252            $  83,975         $ (36,264)     $  47,963
                                                ===========           =====            =========         =========      =========


BALANCE AS OF DECEMBER 31, 1998...........       25,214,000           $ 252            $  87,541         $ (39,375)     $  48,418

     Issuance of stock options............                -               -                  253                 -            253
     Preferred stock dividends paid in
      shares..............................                -               -                    -            (2,751)        (2,751)
     Accrual of preferred stock dividends.                -               -                    -            (3,644)        (3,644)
     Net loss.............................                -               -                    -            (4,698)        (4,698)
                                                -----------           -----            ---------         ---------      ---------

BALANCE AS OF SEPTEMBER 30, 1999..........       25,214,000           $ 252            $  87,794         $ (50,468)     $  37,578
                                                ===========           =====            =========         =========      =========



     See accompanying notes to condensed consolidated financial statements.

                           ORBITAL IMAGING CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                  NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                                   (UNAUDITED)

(1)     BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted following the instructions, rules and regulations prescribed by the Securities and Exchange Commission ("SEC"). Although management believes that the disclosures provided are adequate to make the information presented not misleading, you should read these unaudited interim condensed consolidated financial statements in conjunction with the audited financial statements and associated footnotes for the year ended December 31, 1998, which are included in Orbital Imaging Corporation's Form 10-K filed with the SEC. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full year.

    We will refer to Orbital Imaging Corporation as "ORBIMAGE."

    ORBIMAGE's current auditors, PricewaterhouseCoopers LLP, have identified an issue regarding whether the Series A Preferred Stock sold on February 25, 1998 was deemed to have a beneficial conversion feature as a result of the difference in the conversion price of the preferred stock and conversion price of warrants issued concurrently with such preferred stock. The difference between the conversion prices of the preferred stock and the warrants may be construed as a deemed dividend to the holders of the preferred stock, and as a result, the Company's basic and diluted net loss per common share for the year ended December 31, 1998, which was reported as $(.51), would be estimated to be $(1.09). This continues to be a matter of discussion among the Company and its outside auditors. The prior years were audited by ORBIMAGE's former auditors, KPMG LLP. KPMG LLP has not responded with respect to these questions and the effect of a change, if any, to ORBIMAGE's financial statements has not yet been determined.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The condensed consolidated financial statements include the accounts of ORBIMAGE and its wholly owned subsidiary. All material intercompany transactions and accounts have been eliminated in consolidation.

Revenue Recognition

    ORBIMAGE's principal source of revenue is the sale of satellite imagery to customers, value-added resellers and distributors. Such sales often require ORBIMAGE to provide imagery over the term of a multi-year sales contract. Accordingly, ORBIMAGE recognizes revenues on imagery contracts on a straight-line basis over the delivery term of the contract. Deferred revenue represents receipts in advance of the delivery of imagery.

    ORBIMAGE recognizes revenue on the contracts to construct OrbView-3 and OrbView-4 distributor ground stations using the percentage-of-completion method of accounting. Revenue on these contracts is recognized based on costs incurred in relation to total estimated costs. To the extent that estimated costs of completion are adjusted, revenue and profit recognized from a particular contract will be affected in the period of the adjustment. Anticipated contract losses are recognized as they become known.

Cash and Cash Equivalents

     ORBIMAGE considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Stock-Based Compensation

     To the extent that ORBIMAGE grants stock options to non-employee consultants or advisors, ORBIMAGE records costs equal to the fair value of the options granted as of the measurement date as determined using a Black-Scholes model. ORBIMAGE capitalizes the cost of stock options granted to non-employee consultants or advisors working on the construction of satellites. The capitalized costs are recorded as part of the historical cost of the satellites and will be amortized over the asset's useful life when placed in service. No compensation expense has been recognized in connection with stock option grants to employees in the accompanying statements of operations.

Income Taxes

     ORBIMAGE has recorded its interim income tax benefit based on estimates of the effective tax rate expected to be applicable for the full fiscal year. Estimated effective rates recorded during interim periods may be periodically revised, if necessary, to reflect current estimates.

Reclassifications

     Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 financial statement presentation. Preferred stock and additional paid-in capital totaling $7,000 and $65 million, respectively, as of December 31, 1998 were reclassified from stockholders' equity to preferred stock subject to repurchase.

(3)  INTEREST CAPITALIZATION

     ORBIMAGE capitalizes interest costs in connection with the construction of satellites and related ground segments and systems. The capitalized interest is recorded as part of the historical cost of the asset to which it relates and will be amortized over the asset's useful life when placed in service. Capitalized interest totaled $2.7 million and $6.5 million for the three months ended September 30, 1998 and 1999, respectively, and $6.9 million and $16.6 million for the nine months ended September 30, 1998 and 1999, respectively.

(4)  RELATED PARTY TRANSACTIONS

     Orbital Sciences Corporation ("Orbital") is ORBIMAGE's majority stockholder. ORBIMAGE incurred and capitalized costs of approximately $44.5 million and $16.8 million for the three months ended September 30, 1998 and 1999, respectively, and $81.3 million and $44.4 million for the nine months ended September 30, 1998 and 1999, respectively, under contracts with Orbital for the purchase of various satellites, licenses and ground systems. ORBIMAGE incurred and expensed costs of approximately $0.6 million and $0.6 million for the three months ended September 30, 1998 and 1999, respectively, and $1.8 million and $1.7 million for the nine months ended September 30, 1998 and 1999, respectively, under an administrative services agreement with Orbital.

(5)  COMPREHENSIVE INCOME (LOSS)

     For the nine months ended September 30, 1998 and 1999, there were no material differences between net loss as reported and comprehensive income
(loss).

(6)  LOSS PER COMMON SHARE

     The computations of basic and diluted loss per common share for the three months and nine months ended September 30, 1998 and 1999 were as follows (in thousands, except share data):

                                                                    THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                    ------------------                  -----------------
                                                                      SEPTEMBER 30,                       SEPTEMBER 30,
                                                                      -------------                       -------------
                                                                  1998              1999              1998             1999
                                                                  ----              ----              ----             ----
Numerator for basic and diluted loss per common share:
   Net loss...............................................  $      (2,130)    $      (1,442)    $      (3,642)    $      (4,698)
   Preferred stock dividends..............................         (1,946)           (2,186)           (5,300)           (6,395)
                                                            -------------     -------------     -------------     -------------
Loss available to common stockholders.....................  $      (4,076)    $      (3,628)    $      (8,942)    $     (11,093)
                                                            =============     =============     =============     =============
Denominator for basic loss per common
   share -- weighted average shares.......................     25,214,000        25,214,000        25,214,000        25,214,000
Effect of dilutive securities:
   Preferred stock........................................     15,555,228        17,477,986        14,156,984        17,043,105
   Warrants...............................................      1,312,746         1,312,746         1,048,273         1,312,746
   Stock options..........................................        579,606           953,157           570,681           955,364
                                                            -------------     -------------     -------------     -------------

Denominator for diluted loss per common share -- adjusted
   weighted average shares assuming dilution..............     42,661,580        44,957,889        40,989,938        44,525,215
                                                            =============     =============     =============     =============
Loss per common share -- basic and diluted................        $(0.16)           $(0.14)           $(0.35)           $(0.44)
                                                                  ======            ======            ======            ======


(7)    SENIOR NOTES

     On April 22, 1999, ORBIMAGE completed a debt offering raising net proceeds of approximately $68.1 million. Out of the net proceeds of the offering, ORBIMAGE purchased approximately $7.4 million of U.S. Treasury securities to fund the interest payments on the senior notes through March 1, 2000.

(8)    PREFERRED STOCK SUBJECT TO REPURCHASE

    The activity in the preferred stock subject to repurchase was as follows for the nine months ended September 30, 1998 and 1999 (dollars in thousands):

                                                             SHARES           AMOUNT
                                                             ------           ------
BALANCE AS OF DECEMBER 31, 1997.......................         392,887    $     36,355
   Shares issued in private offering, net.............         227,295          21,275
   Preferred stock dividends paid in shares...........          28,471           2,057
   Accrual of preferred stock dividends...............               -           3,243
                                                          ------------    ------------
BALANCE AS OF SEPTEMBER 30, 1998......................         648,653    $     62,930
                                                          ============    ============

BALANCE AS OF DECEMBER 31, 1998.......................         687,576    $     64,954
   Preferred stock dividends paid in shares...........          41,256           2,751
   Accrual of preferred stock dividends...............               -           3,644
                                                          ------------    ------------
BALANCE AS OF SEPTEMBER 30, 1999......................         728,832    $     71,349
                                                          ============    ============

(9)    STOCK OPTION PLAN

     Effective April 26, 1999 and September 13, 1999, ORBIMAGE granted 774,323 and 15,500 options to purchase shares of common stock, respectively, to employees, directors and consultants. The stock options were granted with an exercise price of $6.25 and generally vest in one-third increments over a three-year period.

(10)     SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. ORBIMAGE adopted SFAS No. 131 effective January 1, 1998. SFAS No. 131 requires comparative segment information; however, ORBIMAGE operated as a single segment for the nine months ended September 30, 1998 and 1999.

     ORBIMAGE recognized revenues related to contracts with the National Aeronautics and Space Administration of approximately $2.4 million and $2.4 million, for the three months ended September 30, 1998 and 1999, respectively, and $7.2 million and $7.1 million for the nine months ended September 30, 1998 and 1999, respectively, representing approximately 75%, 38%, 84% and 54%, respectively, of total revenues recognized during those periods.

(11)    SUBSEQUENT EVENTS

    On October 26, 1999, ORBIMAGE entered into a stock purchase agreement with Orbital, which provides for Orbital to purchase up to 2,500,000 shares of common stock for a price of $10 per share in minimum $5 million increments whenever ORBIMAGE's aggregate balance of cash, cash equivalents and available-for-sale securities falls below $10 million. Orbital's commitment to purchase common shares is subject to obtaining a third party consent. If Orbital does not receive the necessary consent prior to December 31, 1999, Orbital has agreed to defer invoicing ORBIMAGE for the first $25 million incurred on or after January 1, 2000 under (a) the OrbView satellite procurement agreement and (b) the license agreement among ORBIMAGE, Orbital and Orbital's wholly owned Canadian subsidiary, MacDonald, Dettwiler and Associates, Ltd. ("MDA") granting ORBIMAGE exclusive worldwide rights to market and sell imagery from the RadarSat-2 satellite (the "RadarSat-2 License"), until: 1) the required third party consent is obtained; or 2) twelve months following the commencement of commercial operations of either OrbView-3 or OrbView-4, whichever occurs first.

    On October 26, 1999, ORBIMAGE, Orbital and MDA amended the RadarSat-2 License, pursuant to which amendment ORBIMAGE agreed to pay in October 1999 a $15 million payment that would have otherwise been due in 2000.

    On November 1, 1999, ORBIMAGE declared a preferred stock dividend of 43,729 shares payable in kind.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Orbital Imaging Corporation ("ORBIMAGE") operates and is further developing a fleet of satellites that collect, process and distribute digital imagery of the Earth's surface, atmosphere and weather conditions. ORBIMAGE has entered into a procurement agreement with Orbital Sciences Corporation ("Orbital") to purchase the OrbView-1, OrbView-3 and OrbView-4 satellites, including launch services, and the U.S. ground system necessary to operate the satellites and to collect, process and distribute imagery. Under the procurement agreement, ORBIMAGE also acquired a license to operate and control the OrbView-2 satellite (the "OrbView-2 License"). Under a license agreement with Orbital and its wholly owned Canadian subsidiary, MacDonald, Dettwiler and Associates, Ltd. ("MDA"), ORBIMAGE has acquired the exclusive worldwide rights to market and sell imagery from the RadarSat-2 satellite (the "RadarSat-2 License") and has in turn granted these rights to MDA. MDA will own and operate RadarSat-2 and provide operations, data reception, processing, archiving, marketing and distribution services to ORBIMAGE. RadarSat International, Inc. ("RSI"), a wholly-owned subsidiary of MDA, has also appointed ORBIMAGE as a non-exclusive distributor of RadarSat-1 satellite imagery in the United States. Orbital also provides certain administrative services to ORBIMAGE such as accounting, tax, human resources and benefit-related services.

     ORBIMAGE expects OrbView-3 to be operational in the third quarter of 2000, OrbView-4 to be operational in the first quarter of 2001 and RadarSat-2 to be operational in the second quarter of 2002.

     Business Acquisition. In April 1998, ORBIMAGE acquired substantially all of the assets of TRIFID Corporation ("TRIFID") for $5.0 million. TRIFID provides sophisticated image processing software, geographic information database and production systems, imaging sensor design and related engineering services to both governmental and commercial customers. The acquisition provides ORBIMAGE with the technical personnel and production capability required to generate high-resolution imagery and derived products.

     Revenues. ORBIMAGE's principal source of revenue is the sale of satellite imagery to customers, value-added resellers and distributors and sales of ground stations to distributors. ORBIMAGE has entered into several long-term sales contracts to provide imagery products and, in certain circumstances, receives contractual payments in advance of product delivery. ORBIMAGE initially records deferred revenue for the total amount of the advance payments under these contracts and recognizes revenue over the contractual delivery period. ORBIMAGE recognizes revenue on the contracts to construct OrbView-3 and OrbView-4 distributor ground stations using the percentage-of-completion method of accounting. As of September 30, 1999, ORBIMAGE had approximately $27.0 million of deferred revenue related primarily to advance payments for OrbView-2 imagery.

     System Depreciation. ORBIMAGE depreciates its satellites over the design life of each satellite. ORBIMAGE is amortizing the cost of the OrbView-2 License over the design life of the OrbView-2 satellite. ORBIMAGE intends to amortize the cost of OrbView-3, OrbView-4 and the RadarSat-2 License over the design lives of the satellites, estimated to be five, five and seven years, respectively. ORBIMAGE depreciates the ground systems used to operate the satellites and collect, process and distribute imagery over the estimated lives of the assets, generally eight years. Depreciation begins when the satellites and ground systems are placed in service.

     Interest Expense. In April 1999, ORBIMAGE issued $75 million in principal amount of 11 5/8% senior notes due 2005 (the "1999 Offering"). In February 1998, ORBIMAGE issued $150 million of units (the "1998 Offering"), each unit consisting of $1,000 principal amount of 11 5/8% senior notes due 2005 and one warrant to purchase 8.75164 shares of ORBIMAGE common stock. Interest on the senior notes, together with amortization of debt discount, is capitalized as the historical costs of assets under construction, when appropriate. ORBIMAGE expects to capitalize a significant portion of its interest expense through 2001 as it completes construction of the OrbView-3 and OrbView-4 satellites and makes payments due under the RadarSat-2 License.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

     Revenues. Revenues were $3.2 million and $6.4 million for the three months ended September 30, 1998 and

1999, respectively, and $8.5 million and $13.1 million for the nine months ended September 30, 1998 and 1999, respectively. The increase in 1999 revenues was due to work completed on the construction of OrbView-3 and OrbView-4 distributor ground stations, the acquisition of TRIFID and increased sales of OrbView-2 and aerial imagery products.

     Direct Expenses. Direct expenses include the costs of operating and depreciating the OrbView-1 satellite, the OrbView-2 License, the related ground systems and the costs of constructing the OrbView-3 and OrbView-4 distributor ground stations. Direct satellite operating costs primarily consist of labor expenses. Direct expenses were $3.5 million and $5.8 million for the three months ended September 30, 1998 and 1999, respectively, and $11.6 million and $14.2 million for the nine months ended September 30, 1998 and 1999, respectively. For the three and nine months ended September 30, 1999, direct expenses from the construction of the OrbView-3 and OrbView-4 distributor ground stations totaled $1.6 million. There were no such direct expenses in 1998. ORBIMAGE expects direct expenses to increase when OrbView-3, OrbView-4 and RadarSat-2 are placed in operation.

     Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses include the costs of marketing, advertising, promotion and other selling expenses, as well as the costs of the finance, administrative and general management functions of ORBIMAGE. SG&A expenses were $2.0 million and $3.5 million for the three months ended September 30, 1998 and 1999, respectively, and $5.2 million and $8.2 million for the nine months ended September 30, 1998 and 1999, respectively. The increase in SG&A expenses in 1999 was primarily attributable to the increase in salaries and related benefits as ORBIMAGE expanded its operations. Additionally, for the nine months ended September 30, 1999, $0.8 million of the increase in SG&A expenses related to the acquisition of TRIFID.

     Interest Income and Interest Expense. Interest income reflects interest earnings on investments made primarily with proceeds from ORBIMAGE's financing activities. Interest expense reflects interest incurred on the senior notes, net of applicable capitalized interest. Interest income (expense) was $(0.1) million and $0.6 million for the three months ended September 30, 1998 and 1999, respectively, which is net of interest expense of $2.2 million and $0.7 million, respectively. Interest income was $1.2 million and $3.4 million for the nine months ended September 30, 1998 and 1999, respectively, which is net of interest expense of approximately $4.2 million and $1.7 million, respectively. Capitalized interest in connection with the construction of satellites and the related ground system totaled $2.7 million and $6.5 million for the three months ended September 30, 1998 and 1999, respectively, and $6.9 million and $16.6 million for the nine months ended September 30, 1998 and 1999, respectively. The 1999 periods also include the capitalization of interest in connection with the RadarSat-2 License. The capitalized interest is recorded as part of the historical cost of the assets to which it relates and will be amortized over the assets' useful lives when placed in service.

     Benefit for Income Taxes. ORBIMAGE recorded income tax benefits of $0.3 million and $0.9 million for the three months ended September 30, 1998 and 1999, respectively, and $3.5 million and $2.8 million for the nine months ended September 30, 1998 and 1999, respectively. The tax benefits result from net operating losses generated during the period in addition to decreases in deferred tax liabilities for depreciation of satellite assets, which had been previously deducted for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1999, ORBIMAGE had approximately $57.5 million of cash, cash equivalents and available-for-sale securities. In October 1999, ORBIMAGE paid Orbital a $15 million installment in connection with the license fee for the RadarSat-2 License.

    On October 26, 1999, ORBIMAGE entered into a stock purchase agreement with Orbital, which provides for Orbital to purchase up to 2,500,000 shares of common stock for a price of $10 per share (the "Orbital Investment") in minimum $5 million increments whenever ORBIMAGE's aggregate balance of cash, cash equivalents and available-for-sale securities falls below $10 million. Orbital's commitment to purchase common shares is subject to obtaining a third party consent. If Orbital does not receive the necessary consent prior to December 31, 1999, Orbital has agreed to defer invoicing ORBIMAGE for the first $25 million incurred on or after January 1, 2000 under the procurement agreement and the RadarSat-2 License until: 1) the required third party consent is obtained; or 2) twelve months following the commencement of commercial operations of either OrbView-3 or OrbView-4, whichever occurs first.

     On April 22, 1999, ORBIMAGE completed the 1999 Offering, raising net proceeds of approximately $68.1 million. On February 25, 1998, ORBIMAGE completed the 1998 Offering, raising net proceeds of $144.6 million. The total effective interest rate on the senior notes, including the debt discount, is approximately 13.7%. Out of the net proceeds of the two offerings, ORBIMAGE purchased approximately $39.0 million of U.S. Treasury securities to fund the interest payments on the senior notes through March 1, 2000. As of September 30, 1999, restricted held-to-maturity securities totaled $12.8 million.

     Operating activities provided cash of approximately $20.7 million and used cash of $15.4 million during the nine months ended September 30, 1998 and 1999, respectively. The decrease in operating cash flow from 1998 to 1999 is primarily attributable to decreases in accounts payable and accrued expenses, and deferred revenue of $11.0 million and $5.3 million, respectively.

     Investing activities used cash of approximately $135.0 million and provided cash of $55.9 million for the nine months ended September 30, 1998 and 1999, respectively. The increase in the cash provided by investing activities from 1998 to 1999 is attributable primarily to the purchase of the pledged securities and the net maturities (net of purchases) of available-for-sale securities, partially offset by increased capital expenditures. After completion of the 1998 Offering and the 1999 Offering, ORBIMAGE invested the proceeds from the offerings in various short- and long-term investments, consisting primarily of commercial paper and U.S. Treasury securities.

     Capital expenditures related primarily to the construction of OrbView-3 and OrbView-4 for the nine months ended September 30, 1998 and 1999 were approximately $89.7 million and $65.9 million, respectively. Capital expenditures during the nine months ended September 30, 1999 also included a $15 million payment for the RadarSat-2 License. The total cost of the OrbView-1, OrbView-3 and OrbView-4 satellites, the OrbView-2 License, the RadarSat-2 License and the related U.S. ground systems, is estimated to be approximately $345 million, which amount does not include approximately $31 million to be funded by the U.S. Air Force through a contract with Orbital or $140 million to be funded by the Canadian Space Agency ("CSA") through a contract with MDA. Of this amount, as of September 30, 1999, ORBIMAGE had incurred costs of approximately $268.8 million, excluding insurance.

     Through the first quarter of 2001, when OrbView-4 is expected to be operational, we expect to incur additional capital expenditures of approximately $51.2 million for the OrbView-3 and OrbView-4 satellites and the RadarSat-2 License. Of this amount, approximately $21.2 million will be used for the OrbView-3 and OrbView-4 satellites and $30 million will be used for the RadarSat-2 License. In total, ORBIMAGE's cost for the RadarSat-2 License will be approximately $60 million. We expect to make installment payments on the RadarSat-2 License through the operational date of RadarSat-2, which we expect to be in the second quarter of 2002. ORBIMAGE expects to fund future capital expenditures as well as negative cash flows from operating activities using the net proceeds of the 1999 Offering, together with available cash, cash equivalents and securities, and the proceeds from the Orbital Investment.

     ORBIMAGE does not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures before the first quarter of 2001, when both OrbView-3 and OrbView-4 are expected to be operational. While ORBIMAGE believes it has sufficient resources to meet its requirements through the first quarter of 2001, additional funding may be necessary in the event of further OrbView-3 or OrbView-4 launch delays, cost increases or unanticipated expenses. We cannot assure you that additional capital will be available, if needed, on favorable terms or on a timely basis, if at all. ORBIMAGE has incurred losses since its inception, and management believes that it will continue to do so at least through 2001. ORBIMAGE's ability to become profitable and generate positive cash flow is dependent on the continued expansion of commercial services, adequate customer acceptance of ORBIMAGE's products and services and numerous other factors. We cannot assure you that the market will accept our products and services.

"YEAR 2000" COMPLIANCE

     The year 2000 presents potential concerns for computer hardware and software applications. The consequences of this may include systems failures and business process interruption. The problem may exist for many kinds of software and hardware, including mainframes, minicomputers, PCs and embedded systems.

     ORBIMAGE has completed an assessment of the potential Year 2000 issues for various financial, technical and operational computer-related systems. This assessment consisted of reviewing software code and hardware system components to determine whether a system failure or miscalculations causing disruption of operations could occur as a result of the system's inability to distinguish between the year 2000 and the year 1900. ORBIMAGE intends to correct any Year 2000 issues, or develop alternative "work-around" procedures that address the problem, by December 1999. ORBIMAGE has also inquired of its primary vendor, Orbital, whether products and services provided by Orbital may be adversely affected by the Year 2000 issue. Orbital has informed ORBIMAGE that it has identified no material Year 2000 issues affecting its provision of products and administrative services. Orbital has substantially completed its plan to prepare for Year 2000 issues, including renovation work and validation testing with respect to critical systems, and intends to achieve a goal of Year 2000 readiness by December 1999.

     Our largest customers are U.S. government agencies. If these agencies' systems are not Year 2000 compliant, payments they owe us could be delayed. A significant delay in payments could have a material impact on ORBIMAGE's financial results.

     ORBIMAGE does not currently anticipate that addressing Year 2000 problems for its internal systems will have a material impact on its operations or financial results. ORBIMAGE has spent approximately $0.1 million on Year 2000 compliance and does not anticipate incurring substantial costs above that amount. There can be, however, no assurance that costs associated with addressing Year 2000 issues will not be greater than anticipated, or that Year 2000 problems will be identified on a timely basis and that corrective actions undertaken by ORBIMAGE or its primary vendor will be completed before any Year 2000 problems occur. All costs, including the cost of internal personnel, outside consultants, systems replacements and other equipment, have been and will continue to be expensed as incurred, except for long-lived assets, which will be capitalized in accordance with ORBIMAGE's capitalization policies. ORBIMAGE has developed contingency plans if it appears that it or its key supplier will not be Year 2000 compliant and the noncompliance is expected to have a material adverse impact on ORBIMAGE's operations.

OUTLOOK: ISSUES AND UNCERTAINTIES

     The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor, in some circumstances, for forward-looking statements made by or on behalf of ORBIMAGE. ORBIMAGE and its representatives may from time-to-time make written or verbal forward-looking statements, including statements contained in ORBIMAGE's filings with the Securities and Exchange Commission. All statements that address operating performance, events, or developments that ORBIMAGE expects or anticipates will occur in the future, including statements relating to ORBIMAGE's sales and earnings growth, capital expenditures or statements expressing general optimism about future operating results, are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then-current views and assumptions regarding future events and operating performance. The following are some of the factors that could cause actual results to differ materially from information contained in ORBIMAGE's forward-looking statements.

LIMITED HISTORY OF OPERATIONS AND NET LOSSES -- GIVEN OUR LIMITED OPERATING HISTORY AND NET LOSSES, OUR FUTURE PROSPECTS ARE UNCERTAIN.

     Limited operating and financial data. We did not begin preliminary service until 1995, when we launched OrbView-1. We have a history of net losses from operations and have generated only limited revenues from the operations of OrbView-1 and OrbView-2 and our image processing business.

     Our business plan depends upon:

     - the timely construction and deployment of OrbView-3, OrbView-4 and RadarSat-2 and development of the related ground systems; and

     - our ability to develop a customer base, distribution channels and value-added enhancements for our imagery products and services.

     Given ORBIMAGE's limited operating history, and in light of the risks, expenses, difficulties and delays encountered in a high technology, highly regulated industry, we cannot assure you that OrbView-3, OrbView-4 or RadarSat-2 will be constructed and deployed in accordance with our schedule or that we will be able to develop a sufficiently large revenue-generating customer base to compete successfully in the remote imaging industry.

     Expectation of continued losses. Our business strategy requires significant capital expenditures. We will incur a substantial portion of these expenditures before we generate significant revenues. Combined with our operating expenses, these capital expenditures cause negative cash flow until we establish an adequate revenue-generating customer base. We had an accumulated deficit of approximately $50.5 million through September 30, 1999. We expect losses to continue through 2000, and we do not expect to generate net positive cash flow from operations sufficient to fund both operations and capital expenditures until both OrbView-3 and OrbView-4 are operational, currently expected to be in the first quarter of 2001. We cannot assure you that the OrbView satellites will become operational on this timetable, or at all, or that we will achieve or sustain any positive cash flow or profitability thereafter.

POTENTIAL ADDITIONAL CAPITAL REQUIREMENTS -- OUR INABILITY TO FUND POTENTIAL ADDITIONAL CAPITAL REQUIREMENTS COULD DELAY SATELLITE CONSTRUCTION AND DEPLOYMENT.

     We believe that the net proceeds of the 1999 Offering, together with cash on hand, expected cash flows from operations, advance payments from customers, and the proceeds from the Orbital Investment will be sufficient to fund our operations through the first quarter of 2001. We cannot assure you that we will generate sufficient cash from operations to pay for our anticipated capital expenditures, or that these expenditures will fall within our estimates. If we do not generate sufficient cash flow by the first quarter of 2001, or if our capital expenditures exceed our estimates, we would need additional capital.

    In October 1999, we entered into a stock purchase agreement with Orbital, which provides for Orbital to purchase up to 2,500,000 shares of common stock for a price of $10 per share. Orbital's investment is subject to obtaining a third party consent. There can be no assurance that Orbital will be able to obtain such third party consent or that Orbital will be able to fulfill its purchase commitment. Orbital's inability to fulfill its purchase commitment could have a material effect on ORBIMAGE's financial condition and results of operations.

     A significant portion of our capital requirements are related to developing, constructing and launching the OrbView satellites, constructing and activating the related U.S. ground systems and acquiring the RadarSat-2 License. While most of these costs are currently fixed under agreements with Orbital, we cannot assure you that these costs will not increase over time. For example, in December 1998, we agreed to cost increases of $17 million under our procurement agreement with Orbital. We will pay for launch and on-orbit insurance and technological assistance for OrbView-3, OrbView-4 and RadarSat-2 on a cost-plus or cost-reimbursable basis. Many factors outside our control influence the costs of these and other items and services, and we may need to raise more capital if any of these costs increase materially.

    We may also need to raise additional capital if, for example:

     - significant delays occur in deploying OrbView-3, OrbView-4 or RadarSat-2;

     - we do not enter into agreements with customers, value-added resellers or distributors for high-resolution imagery in the time frames or on the terms that we anticipate;

     - our estimated net operating deficit increases because we incur significant unanticipated expenses, such as costs for resolving satellite operational difficulties;

     - we have to modify all or part of OrbView-3 and OrbView-4 or ground system designs to meet changed or unanticipated market, regulatory or technical requirements;

     -    We decide to increase our value-added product development costs; or

     - we decide to further expand our fleet of satellites or to acquire additional imagery distribution rights through licensing arrangements or otherwise.

     If these or other events occur, we cannot assure you that we could raise additional capital on favorable terms, on a timely basis or at all. A substantial shortfall in funding would delay or prevent deployment of OrbView-3, OrbView-4 or RadarSat-2.

SCHEDULE DELAYS - ADDITIONAL DELAYS IN THE COMMERCIAL OPERATION OF OUR SATELLITES COULD ADVERSELY AFFECT OUR BUSINESS.

     We have previously experienced delays in the launch dates of OrbView-3 and OrbView-4. We have recently experienced additional delays in the production schedules of OrbView-3, OrbView-4 and RadarSat-2, which have resulted in the delay in the operational dates of OrbView-3, and OrbView-4 and RadarSat-2 to the third quarter of 2000, first quarter of 2001 and the second quarter of 2002, respectively. We previously encountered significant delays in the design, production and testing of the OrbView-2 satellite that was launched in August 1997.

     We could experience additional delays in the commercial operation of OrbView-3, OrbView-4 and/or RadarSat-2 from a variety of causes, including:

     - delays in designing, constructing, integrating or testing the satellites, satellite components and related ground systems;

     -    delayed or unsuccessful launches;

     -    subcontractor or manufacturer delays;

     - delays in receiving, or restrictions on, the licenses necessary to construct and operate the satellite systems, including delays in obtaining, or restrictions on, Orbital's export license for the RadarSat-2 satellite bus and/or technical data and defense services relating thereto;

     - delays under our procurement agreement with Orbital, or delays under the CSA Contract, including delays by CSA in procuring a launch vehicle on a timely basis for RadarSat-2; or

     -    other events beyond our control.

     The perceived and actual timing of satellite launches may affect competition in the remote imaging industry. Additional delays in the deployment of OrbView-3, OrbView-4 or RadarSat-2 could increase pre-launch operating costs, delay revenues, result in revocation of our FCC licenses and negatively affect our marketing efforts. The perception of potential delays also could affect our marketing efforts. We cannot assure you that any of these satellites will be launched or deployed on a timely basis.

LAUNCH FAILURES -- A LAUNCH VEHICLE FAILURE WOULD ADVERSELY AFFECT OUR ABILITY TO DELIVER IMAGERY PRODUCTS AND SERVICES.

     Satellite launches are subject to significant risks, including partial or complete launch vehicle failure. Launch vehicle failure may cause disabling damage to or loss of a satellite or may result in a failure to deliver the satellite to its proper orbit. We have contracted with Orbital to launch OrbView-3 on a Pegasus launch vehicle, which has flown 27 missions and has a success rate of approximately 90%. However, there are several additional Pegasus launches planned before OrbView-3's scheduled launch, and the failure of any one of those launch vehicles could result in delayed deployment of OrbView-3. The Pegasus is launched from beneath Orbital's modified Lockheed L-1011 aircraft. If Orbital's L-1011 aircraft is unavailable, we could experience significant delays. Orbital would have to acquire and modify a new carrier aircraft or we would have to arrange to deploy OrbView-3 using an alternative launch vehicle. We cannot assure you that Orbital could obtain another aircraft and properly modify the aircraft or that we could obtain alternate launch services on a timely basis, or at all. We have contracted with Orbital to launch OrbView-4 on its Taurus launch vehicle, which has flown three missions to date, all of which were successful. We expect CSA to provide a launch vehicle for RadarSat-2, which has not yet been identified. We cannot assure you that OrbView-3, OrbView-4 or RadarSat-2 will be successfully launched. A launch failure of OrbView-3, OrbView-4 or RadarSat-2 or the failure of CSA to provide a launch vehicle for RadarSat-2 could negatively affect our business, financial condition, results of operations, our ability to deliver our products and services and service our debt.

MARKET ACCEPTANCE -- WE CANNOT ASSURE YOU THAT THE MARKET WILL ACCEPT OUR PRODUCTS AND SERVICES.

     Our success depends on existing markets accepting our imagery products and services and our ability to develop new markets. Our business plan is based on the assumption that we will generate significant future revenues from sales of high-resolution imagery produced by OrbView-3, OrbView-4 and RadarSat-2 to existing markets and new markets. High-resolution satellite imagery has only very recently become commercially available. Consequently, it is difficult to predict accurately the ultimate size of the market and the market acceptance of products and services based on this type of imagery. Our strategy to target certain markets for our satellite imagery relies on a number of assumptions, some or all of which may be incorrect. Actual markets could vary materially from the potential markets that we have identified.

     We cannot accurately predict whether our products and services will achieve market acceptance or whether the market will demand our products and services on terms we find acceptable. Market acceptance depends on a number of factors, including the spatial and spectral quality, scope, timeliness, sophistication and price of our imagery products and services and the availability of substitute products and services. Lack of significant market acceptance of our products and services, particularly our high-resolution imagery products and services, delays in acceptance, or failure of certain markets to develop would negatively affect our business, financial condition and results of operations.

TECHNOLOGICAL AND IMPLEMENTATION RISKS -- WE CANNOT ASSURE YOU THAT OUR SATELLITES WILL OPERATE AS DESIGNED.

     The designs for OrbView-3 and OrbView-4 are complete, and the design for RadarSat-2 is in progress. These satellites' designs may require modifications to achieve the desired performance criteria, which could result in delays in satellite deployment. Each of these satellites will employ advanced technologies and sensors that will be subject to severe environmental stresses during launch or in space that could affect the satellites' performance.

Employing advanced technologies is further complicated by the fact that the satellites will be in space. Hardware component problems in space could require premature satellite replacement, with attendant costs and revenue losses. In addition, human operators may execute improper implementation commands that negatively impact a satellite's performance.

     We cannot assure you that OrbView-3, OrbView-4 or RadarSat-2 will operate successfully in space, or that each of these satellites will perform or continue operating throughout their expected design lives. Even if these satellites are launched and operated properly, minor technical flaws in the satellites' sensors could significantly degrade their performance, which could materially affect our ability to market our products successfully.

     We have not procured a spare high-resolution OrbView satellite, nor do we maintain an inventory of long lead-time parts for these satellites. If either OrbView-3 or OrbView-4 were to fail prematurely, we could experience significant delays while procuring the necessary spares or replacement parts to replace or repair the satellite. Procurement delays would negatively affect our business, results of operations and financial condition. In addition, we would be required to allocate, earlier than expected, additional capital expenditures to replace a satellite. We cannot assure you that we would have on hand, or be able to obtain in a timely manner, the necessary funds to cover accelerated replacement and repair costs of a satellite if it fails prematurely.

     We do not presently have plans to construct and launch a replacement satellite for OrbView-2 if it fails prematurely. Similarly, there is no provision for a replacement RadarSat-2 satellite in the event of a premature failure. Permanent loss of OrbView-2 or RadarSat-2 could adversely affect our operations and financial condition.

LIMITED LIFE OF SATELLITES -- SATELLITES HAVE LIMITED DESIGN LIVES AND ARE EXPENSIVE TO REPLACE.

     Satellites have limited useful lives. We determine a satellite's useful life, or its design life, using a complex calculation involving the probabilities of failure of the satellite's components from design or manufacturing defects, environmental stresses or other causes. The design lives of our satellites are as follows:

         SATELLITE                            EXPECTED DESIGN LIFE
         ---------                            --------------------
         OrbView-1           3 years (launched in April 1995), although it
                             continues to operate
         OrbView-2           7 1/2 years (launched in August 1997)
         OrbView-3           5 years
         OrbView-4           5 years
         RadarSat-2          7 years

     The expected design lives of these satellites are affected by a number of factors, including the quality of construction, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits in which the satellites are placed. Random failure of satellite components could cause damage to or loss of a satellite before the end of its design life. In rare cases, electrostatic storms or collisions with other objects could damage our satellites. We cannot assure you that each satellite will remain in operation for its expected design life. We expect the performance of each satellite to decline gradually near the end of its design life.

     We anticipate using funds generated from operations to develop follow-on high-resolution satellites. If we do not generate sufficient funds from operations, and if we are unable to obtain financing from outside sources, we will not be able to deploy follow-on satellites to replace OrbView-3 or OrbView-4 at the end of their expected design lives. We cannot assure you that we will be able to raise additional capital, on favorable terms or on a timely basis, if at all, to develop follow-on high-resolution satellites.

INSURANCE -- LIMITED INSURANCE MAY NOT COVER ALL RISKS OF LOSS.

     We maintain or expect to maintain the following insurance policies:

     -    OrbView-1. OrbView-1 is not insured.

     - OrbView-2. We have a renewable on-orbit insurance policy for OrbView-2 to cover losses up to $12 million for its current operational year. We have not yet determined the amounts and types of coverage, if any, we will purchase for OrbView-2 in the future.

     - OrbView-3 and OrbView-4. The senior note indentures require us to maintain launch, on-orbit checkout and on-orbit operations insurance for OrbView-3 and OrbView-4. This insurance may not be sufficient to cover the cost of a replacement high-resolution satellite.

     - RadarSat-2. We will purchase up to $60 million of insurance coverage for the RadarSat-2 License against launch or on-orbit failure of the RadarSat-2 satellite. This insurance would allow us to recover our initial capital investment in the RadarSat-2 License, but would not be sufficient to cover additional business losses or the cost of a replacement radar satellite.

     We may find it difficult to insure certain risks, such as partial degradation of functionality of a satellite. Insurance market conditions or factors outside our control at the time we buy the required insurance, such as failure of a satellite using similar components or a similar launch vehicle, could cause premiums to be significantly higher than current estimates. These factors could cause other terms to be significantly less favorable than those currently available, may result in limits on amounts of coverage that we can obtain or may prevent us from obtaining insurance at all. Furthermore, we cannot assure you that proceeds from insurance we are able to purchase will be sufficient to replace a satellite due to cost increases and other factors beyond our control.

COMPETITION -- WE MAY BE UNABLE TO REPAY THE SENIOR NOTES IF WE DO NOT SUCCESSFULLY COMPETE IN THE REMOTE IMAGING INDUSTRY.

     Our products and services will compete with satellite and aircraft-based imagery and related products and services offered by a range of private and government providers. Certain of these entities may have greater financial, personnel and other resources than we have. Our major potential competitors for high-resolution satellite imagery include:

               Space Imaging EOSAT, which launched its one-meter high-resolution satellite in September 1999.

     - EarthWatch, which has announced plans to launch its one-meter high-resolution satellite in early 2000; and

     - West Indian Space, Ltd., which has announced plans to launch and operate the Earth Remote Observation System constellation of high-resolution commercial imaging satellites.

     The U.S. government and foreign governments also may develop, construct, launch and operate remote imaging satellites that generate imagery competitive with our products and services. In addition, the U.S. government will probably continue to rely on government-owned and operated systems for certain highly classified satellite-based high-resolution imagery.

     We believe we will have a competitive advantage because we expect to have sufficient pricing flexibility to be a low-price commercial provider within our targeted markets and applications due to the relatively lower cost of our satellite systems as compared to those of our competitors. But the low marginal cost of producing satellite imagery once a satellite is operating could cause adverse pricing pressure, decreased profits or even losses. Our competitors or potential competitors with greater resources than ours could in the future offer satellite-based imagery or other products having more attractive features than our products. New technologies, even if not ultimately successful, could negatively affect our marketing efforts. More importantly, if competitors develop and launch satellites with more advanced capabilities and technologies than ours, this competition could harm our business.

DEPENDENCE ON SUPPLIER -- DEPENDENCE ON ONE PRIMARY SUPPLIER COULD RESULT IN DELAYS IF THE SUPPLIER FAILS TO PERFORM, AND OUR RECOURSE AGAINST THE SUPPLIER IS LIMITED.

    We depend on one primary supplier, Orbital:

     - to design, develop and launch OrbView-3 and OrbView-4 and to construct the U.S. ground system for these satellites;

     - through its wholly owned subsidiary, MDA, to construct the OrbView-3 and 4 distributor ground system;

     - to design, develop and construct the RadarSat-2 satellite bus and, through its wholly owned subsidiary, MDA, design, develop and construct the Canadian ground system, integrate and operate RadarSat-2, and receive, process, and archive RadarSat-2 imagery.

     We also rely on the OrbView-2 License from Orbital to market the OrbView-2 imagery, and will rely on MDA to market the RadarSat-2 imagery pursuant to a sublicense of our exclusive marketing rights under the RadarSat-2 License. We expect to continue to rely on third parties, including Orbital and MDA, to design, construct or launch satellites for us and to modify the existing ground systems to accommodate these satellites. Orbital's obligations to provide design, construction and launch services for the OrbView satellites are governed by a procurement agreement between Orbital and us. If Orbital fails to perform its obligations adequately under the procurement agreement, we would be forced to delay deployment of OrbView-3 and/or OrbView-4 until we located an alternative provider. Orbital's liability to us for claims under the procurement agreement is limited to $10 million. In addition, if MDA fails to perform its obligations under the OrbView-3 and 4 distributor ground system agreement, it could have a material adverse effect on ORBIMAGE's business. We also rely on Orbital and MDA to design and construct the RadarSat-2 satellite. Neither Orbital nor MDA is liable to us for any costs or other damages arising from schedule delays in the operation of OrbView-3, OrbView-4 or RadarSat-2.

     Under a services agreement with Orbital, Orbital has agreed to provide us with various administrative and operational functions on a cost reimbursable or cost-plus fee basis. These functions include on-orbit mission operations and anomaly resolution for OrbView-2, OrbView-3 and OrbView-4. If Orbital fails to perform its obligations under the services agreement, we may not be able to operate these satellites properly. The services agreement terminates for each OrbView satellite three years after the launch of each satellite. We cannot assure you that we will be able to renew the services agreement on favorable terms, or at all. In addition, a material adverse change in Orbital or its financial condition or the condition of one of its subcontractors could adversely affect Orbital's ability to perform under the procurement agreement or the services agreement. We have not identified any alternate providers. In any case, we can provide no assurance that an alternate provider would be available or, if available, would be available on terms favorable to us or to Orbital.

DEPENDENCE ON DISTRIBUTOR -- DEPENDENCE ON A SINGLE DISTRIBUTOR FOR RADARSAT-2 IMAGERY COULD RESULT IN MARKETING AND DISTRIBUTION DELAYS IF THE DISTRIBUTOR FAILS TO PERFORM.

     As of December 31, 1998, we acquired the RadarSat-2 License from MDA and granted MDA an exclusive unrestricted worldwide sublicense, including the right to sublicense with our prior consent, to market and sell RadarSat-2 imagery. MDA will perform all RadarSat-2 marketing operations, subject to our supervision and approval. MDA's failure to successfully market RadarSat-2 imagery would have a material adverse effect on our ability to distribute and sell radar imagery, which would materially adversely affect our business.

POTENTIAL CONFLICTS OF INTEREST WITH ORBITAL -- WE RELY ON ORBITAL FOR CERTAIN OPERATIONS AND SERVICES THAT ARE CRITICAL TO OUR BUSINESS. ORBITAL'S INTERESTS MAY CONFLICT WITH OURS.

     Orbital owns approximately 54% of our outstanding voting stock on a fully diluted basis, and has agreed to acquire up to an additional 2,500,000 shares of common stock. Certain of our executive officers and directors are also employees and/or directors of Orbital. These relationships may produce conflicts on matters involving both ORBIMAGE and Orbital.

    Although we have adopted policies we believe will prevent a conflict from arising, these policies cannot ensure that a conflict will not arise.

     We have several agreements with Orbital, including a procurement agreement relating to OrbView-1, OrbView-3, OrbView-4 and the related ground system, the OrbView-2 License, the RadarSat-2 License, a services agreement and a non-compete agreement, each of which is material to our business. We also have an agreement with Orbital's wholly owned subsidiary, MDA, pursuant to which MDA will provide the OrbView-3 and 4 distributor ground system. Orbital's interests as an equity holder in our business may at times conflict with our interests under these agreements, and may conflict with the interests of the senior noteholders. Our recourse against Orbital is limited in the event of breaches by Orbital under the procurement agreement and the RadarSat-2 License.

     Orbital provides certain products and services to our direct competitors. Under our non-compete agreement with Orbital, which terminates on the earlier of June 30, 2003, the first anniversary of an initial public offering of our common stock or the occurrence of certain other events, Orbital cannot sell turn-key satellite optical imaging systems (i.e., satellite, sensors, launch vehicles and ground system) to anyone other than to ORBIMAGE. Orbital can, however, sell radar systems and components of optical systems to our current or future customers or competitors. For example, MDA has a contract to provide certain ground system work to EarthWatch relating to its planned one-meter satellite system. As a result of an acquisition, Orbital holds approximately a 4% equity interest in EarthWatch. We expect to compete directly with EarthWatch. MDA also owns 100% of the capital stock of RSI, a company that markets imagery from the RadarSat-1 satellite. RSI has appointed ORBIMAGE as a non-exclusive distributor of RadarSat-1 imagery in the United States. Although RadarSat-2 uses more advanced imaging technology than the technology employed by RadarSat-1, these two satellites have certain overlapping capabilities, making RSI a potential competitor.

GOVERNMENT REGULATION -- FAILURE TO OBTAIN REGULATORY APPROVALS COULD RESULT IN SERVICE INTERRUPTIONS.

    Domestic. Our business generally requires licenses from the U.S. Department of Commerce ("DoC") and the U.S. Federal Communications Commission ("FCC"). Our operation of OrbView-1 does not require these licenses because the only customer for OrbView-1 imagery is the U.S. government. Our DoC licenses to operate OrbView-2, OrbView-3 and OrbView-4 expire in 2004. We cannot assure you that the DoC will renew these licenses when they expire. If the DoC does not renew these licenses our business would be materially adversely affected.

     The DoC license for OrbView-4 hyperspectral imagery restricts the resolution of the OrbView-4 hyperspectral imagery sold commercially and restricts our ability to process and distribute imagery outside of the United States. These resolution restrictions and other limitations may affect our ability to market and sell hyperspectral imagery, and accordingly could have an adverse effect on our financial condition and results of operations. ORBIMAGE has appealed for a relaxation of the terms of the OrbView-4 hyperspectral license. We cannot assure you that we will prevail in our appeal.

     The DoC has informed ORBIMAGE that Orbital must obtain a DoC license for the RadarSat-2 satellite by virtue of its 100% ownership of MDA. Additionally, the DoC has informed ORBIMAGE that it is not required to obtain a DoC license to function as a RadarSat-2 distributor. If Orbital cannot obtain the DoC license on acceptable terms, our financial condition and results of operations would be materially adversely affected.

     The DoC licenses provide that the U.S. government can interrupt service during periods of national emergency. Actual or threatened interruptions could adversely affect our ability to market our products abroad. In addition, the DoC has the right to review and approve our agreements with international customers for high-resolution optical imagery. These reviews could delay or prohibit us from executing these agreements. Canada does not currently have licensing requirements similar to the DoC's requirements, but has proposed legislation which would regulate the ownership and operation of remote sensing satellites. Currently, the Canadian government can interrupt RadarSat-2 service during certain periods of national emergency.

     We currently operate OrbView-2 under Orbital's renewal application for an experimental FCC license. We cannot assure you that the FCC will grant any future renewals. If the FCC does not renew this license, we would not be able to operate the OrbView-2 satellite in the United States.

     Our application with the FCC for a license to launch and operate OrbView-3 and OrbView-4 was granted in February 1999 and our applications to operate the associated ground systems were granted in May 1999. These licenses will expire in 10 years, but may be revoked for failure to comply with their terms or failure to meet certain construction and launch milestones.

     International. All satellite systems operating internationally must follow general international regulations and the specific laws of the countries in which satellite imagery is downlinked.

     The CSA has agreed to coordinate with the International Telecommunication Union to secure the necessary authorizations to operate RadarSat-2 in Canada and the FCC is undertaking the ITU coordination process on behalf of Orbview-3 and OrbView-4. The CSA's or the FCC's failure to obtain the necessary coordination in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

     Our customers or distributors are responsible for obtaining local regulatory approval from the governments in the countries in which they do business to receive imagery directly from OrbView-2, OrbView-3, OrbView-4 and RadarSat-2. If these regional distributors are not successful in obtaining the necessary approvals, we will not be able to distribute real time OrbView or RadarSat-2 imagery in those regions. Our inability to offer real time service in a significant number of foreign countries could negatively affect our business. In addition, regulatory provisions in countries where we wish to operate may impose unduly burdensome restrictions on our operations. Our business may also be adversely affected if the national authorities where we plan to operate adopt treaties, regulations or legislation unfavorable to foreign companies.

     Launch license. Commercial U.S. space launches require licenses from the U.S. Department of Transportation ("DoT"). Under our procurement agreement with Orbital, Orbital must ensure that the appropriate DoT commercial launch licenses are in place for the OrbView-3 and OrbView-4 launches. We cannot assure you that Orbital will continue to be successful in its efforts to obtain the necessary licenses or regulatory approvals. Orbital's inability to secure necessary licenses or approvals could delay launches. Delays could harm our business, financial condition and results of operations and our ability to service our debt.

     Export License. In connection with certain distributor agreements, we expect to supply our international customers with ground stations that enable these customers to downlink data directly from OrbView-3 and OrbView-4. Exporting these ground stations may require that we obtain an export license from the DoC or the U.S. Department of State. Orbital also requires an export license from the State Department in connection with the export of the RadarSat-2 satellite bus that Orbital will construct in the U.S. and deliver to MDA in Canada. The United States and Canadian governments are in discussions regarding possible restrictions on the grant of Orbital's U.S. export license for the RadarSat-2 satellite bus and/or technical data and defense services relating thereto. If the DoC or the State Department does not issue these export licenses, or if these licenses are significantly delayed, or if restrictions are imposed on these licenses, our financial condition and results of operations could be materially adversely affected.

RISKS ASSOCIATED WITH DISTRIBUTORS AND RESELLERS -- FOREIGN DISTRIBUTORS AND VALUE-ADDED RESELLERS MAY NOT EXPAND COMMERCIAL MARKETS.

     We will rely on foreign regional distributors to market and sell internationally a significant portion of our imagery from OrbView-3, OrbView-4 and RadarSat-2. We expect our existing and future foreign regional distributors to act on behalf of, or contract directly with, foreign governments to sell imagery for national security and related purposes. These regional distributors may not have the skill or experience to develop regional commercial markets for our products and services. If we fail to enter into regional distribution agreements on a timely basis or if our foreign regional distributors fail to market and sell our imagery products and services successfully, these failures would negatively impact our business, financial condition and results of operations, and our ability to service our debt.

     We intend to rely on value-added resellers to develop, market and sell our products and services to address certain target markets. If our value-added resellers fail to develop, market and sell OrbView products and services successfully, this failure would negatively affect our business, financial condition and results of operations, and our ability to service our debt.

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS -- OUR INTERNATIONAL BUSINESS EXPOSES US TO RISKS RELATING TO INCREASED REGULATION AND POLITICAL OR ECONOMIC INSTABILITY IN FOREIGN MARKETS.

     We expect to derive substantial revenues from international sales of products and services. International operations are subject to certain risks, such as:

     - changes in domestic and foreign governmental regulations and licensing requirements;

     - deterioration of once-friendly relations between the United States and a particular foreign country;

     -    increases in tariffs and taxes and other trade barriers; and

     - changes in political and economic stability, including fluctuations in the value of foreign currencies, which may make payment in U.S. dollars more expensive for foreign customers.

     These risks are beyond our control and could have a material adverse effect on our business.

GOVERNMENT CONTRACTS -- WE DEPEND ON CONTRACTS WITH GOVERNMENT AGENCIES FOR A SUBSTANTIAL PORTION OF OUR REVENUES. GOVERNMENT AGENCIES CAN TERMINATE THEIR CONTRACTS AT ANY TIME.

    Revenues from government contracts accounted for approximately 95%, 94% and 71% of our revenues for 1997, 1998 and for the nine months ended September 30, 1999, respectively. As of September 30, 1999, contracts with U.S. government agencies constituted approximately 26% of our backlog. Government agencies may terminate or suspend their contracts at any time, with or without cause, or may change their policies, priorities or funding levels by reducing agency or program budgets or by imposing budgetary constraints. If a government agency terminates or suspends any of its contracts with Orbital or ORBIMAGE, or changes its policies, priorities, or funding levels, these actions would have a material adverse effect on our business, financial condition and results of operations. Specifically, if the Air Force terminates or suspends its contract with Orbital and we wish to proceed with our hyperspectral program, we would incur the remaining cost of upgrading OrbView-4 with hyperspectral capability. Similarly, if the CSA terminates the CSA contract and we wish to proceed with our own radar program, we would have to incur the cost of constructing, deploying and operating our own radar satellite system.

CHANGE OF CONTROL -- THE HOLDERS OF SERIES A PREFERRED STOCK COULD TAKE CONTROL OF OUR BOARD OF DIRECTORS UPON THE OCCURRENCE OF CERTAIN EVENTS.

     We are a party to a stockholders' agreement with the holders of our Series A preferred stock. This stockholders' agreement and our charter contain provisions relating to the election of directors.

     Our charter permits the Series A holders to designate additional members to the board of directors and thus gain control of the board of directors if:

     - we fail to pay timely dividends or to repurchase the Series A preferred stock in some circumstances; or

     - Orbital does not start the integration and testing of the OrbView-4 spacecraft by November 15, 1999. We may extend this date by 30 days under some circumstances.

     If the Series A holders designated these additional directors, the Series A directors would control our management and policies and could make decisions affecting the control of ORBIMAGE. These additional directors would serve until the event giving rise to their appointment has been resolved. Even without the appointment of these additional directors, the Series A holders have de facto control over certain corporate actions enumerated in the stockholders' agreement, because these actions require the approval of at least one of the Series A directors. These actions include the merger, consolidation, liquidation or sale of all or substantially all of our assets, the issuance of equity securities in certain circumstances, and the incurrence of certain indebtedness of more than $500,000.

FINANCING CHANGE OF CONTROL OFFER -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE SENIOR
NOTE INDENTURES.

     Upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding senior notes at a price equal to 101% of the principal amount and to offer to repurchase all of the outstanding Series A preferred stock, subject to the senior rights of the senior note holders. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchases. If we are not able to make the required repurchases, we would be in default under the senior note indentures.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As of September 30, 1999, ORBIMAGE had senior notes outstanding of $213.3 million with a fair value of $153.0 million as estimated by quoted market prices. The senior notes mature on March 1, 2005. Interest on the senior notes accrues at a rate of 11.625% per annum and is payable semi-annually in arrears on March 1 and September 1. ORBIMAGE purchased U.S. Treasury securities in an amount sufficient to pay the interest on the senior notes through March 1, 2000.

     As of September 30, 1999, held-to-maturity securities restricted for the payment of interest on the senior notes totaled $12.8 million. ORBIMAGE does not have any derivative financial instruments as of September 30, 1999, and believes that the interest rate risk associated with its senior notes and the market risk associated with its securities are not material to the results of operations of ORBIMAGE. The available-for-sale securities, totaling $35.8 million as of September 30, 1999, subject ORBIMAGE's financial position to interest rate risk, which is not considered to be material.

                                     PART II

                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

       Not applicable.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

       Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

       Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

       Not applicable.

ITEM 5.  OTHER INFORMATION

       Not applicable.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits - A complete listing of exhibits required is given in the
         Exhibit Index that precedes the exhibits filed with this report.

     (b) Reports on Form 8-K

    On July 26, 1999, ORBIMAGE filed Form 8-K to announce the appointment of its accountants.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     ORBITAL IMAGING CORPORATION

DATED: November 15, 1999              By:  /s/ Gilbert D. Rye
                                           ------------------
                                           Gilbert D. Rye, President
                                               and Chief Operating Officer

DATED: November 15, 1999              By:  /s/ Armand D. Mancini
                                           ---------------------
                                           Armand D. Mancini, Vice President
                                               and Principal Financial Officer

                           ORBITAL IMAGING CORPORATION


                    150,000 WARRANTS TO PURCHASE COMMON STOCK
                                       AND
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